April 21, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Heather Clark

Kevin Woody

Re:	Harmonic Inc.

Form 10-K for the Year Ended December 31, 2021

Form 8-K Furnished January 31, 2022

File No. 000-25826

Ladies and Gentlemen:

On behalf of Harmonic Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 15, 2022, to Sanjay Kalra, the Company’s Chief Financial Officer, regarding the above referenced Form 10-K (the “Form 10-K”) filed on February 28, 2022 (File No. 000-25826) and the above referenced Form 8-K (the “Form 8-K”) filed on January 31, 2022 (File No. 000-25826).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Segment Financial Results, page 42

1.

You disclose gross profit and operating income on a consolidated and segment basis. Your current disclosures on a consolidated basis outside of the segment footnote are non-GAAP measures. Please revise to properly identify all non-GAAP measures and provide all disclosures required by Item 10(e) of Regulation S-K.

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings, beginning with our Form 10-Q for the first quarter of 2022, we will remove gross profit and operating income on a consolidated basis, together with the reconciliation table of our total segment operating income to income (loss) before income taxes, from our segment disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Harmonic Inc. 2590 Orchard Parkway, San Jose, CA 95131 T +1 408 542 2500 F +1 408 542 2511 harmonicinc.com

Securities and Exchange Commission

April 21, 2022

Form 8-K Furnished on January 31, 2022

Exhibit 99.1, page 1

2.

It appears that management has given your non-GAAP measure, Adjusted EBITDA greater prominence than the comparable GAAP measure. Please revise future filings to give greater or equal prominence to the GAAP measures. Refer to Instruction 2 of Item 2.02 of Form 8-K, Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporate Finance C&DIs on Non-GAAP Financial Measures.

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings, beginning with our earnings report for the first quarter of 2022, we will ensure that the comparable GAAP measure, net income, is given greater or equal prominence to Adjusted EBITDA.

3.	Please tell us how management determined segment revenue to be a non-GAAP measure.

We acknowledge that segment revenue is no longer a non-GAAP financial measure, and we advise the Staff that in future filings, beginning with our earnings report for the first quarter of 2022, we will revise the disclosure and no longer refer to segment revenue as a non-GAAP measure.

* * * * *

We thank you for the time you spent with Mr. Kalra discussing the Staff’s letter. Please direct your any questions or comments with respect to the Company’s responses to me at (408) 490-6063. Thank you for your assistance

Very truly yours,

/s/ Timothy Chu

Timothy Chu General Counsel, SVP HR
and Corporate Secretary

Securities and Exchange Commission

April 21, 2022

cc:	Patrick J. Harshman, Harmonic Inc.

Sanjay Kalra, Harmonic Inc.

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Gillman, Wilson Sonsini Goodrich & Rosati, P.C.